Exhibit 4.50
Standard Stock Purchase Plan
of Converium Holding AG, Zug, Switzerland
December 2006
1	Introduction

1.1	The Converium Stock Purchase Plan (the “Plan”) is an incentive scheme of Converium Holding AG, Zug, Switzerland (the “Company”).

1.2	The Plan shall provide an increased incentive for selected employees and members of the board of directors (the “Board of Directors”) of the Company and of its subsidiaries to contribute to the future success and prosperity of the Company, which will enhance the value of the stock of the Company for the benefit of the Company’s shareholders and increase the ability of the Company to attract and retain employees of exceptional skill and experience.

1.3	The Plan shall provide these employees and members of the Board of Directors an opportunity to obtain shares of the Company (the “Shares”).

1.4	All rights and obligations of the participant(s) in the Plan (the “Participant(s)”) are as described in these terms and conditions of the Plan.

2	Participation in the Plan

2.1	Eligible Participants of this Plan are generally Employees (as defined below) as well as members of the Board of Directors. Participants will be determined by the Nomination and Remuneration Committee of the Board of Directors (the “Committee”) and/or other bodies of the Converium group.

For the purposes of this Plan, the expression “Employee” shall mean a Participant who is employed for 50 per cent or more of a full employment (and who is not an employee with an hourly wage) by the Company, a company directly or indirectly controlled by the Company (or any other company or business as determined by the Committee in its absolute discretion), provided, however, that on the relevant date, no notice of termination has been given or termination agreement concluded in respect of the employment agreement of such Employee, other than as provided for in Section 7.2.3. A transfer of an Employee from the Company or an affiliated company to the Company or another affiliated company, and a leave of absence, duly authorized in writing by the relevant employer, for military service or sickness, or for any other purpose approved by the Committee shall not be deemed a termination of employment unless employment is terminated during such leave of absence.

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2.2	The holding of one of the positions mentioned in clause 2.1 shall grant no right to participate or to a continued participation in the Plan or to employment with the Company or a subsidiary of the Company. The Committee shall have full discretion to elect persons other than those mentioned in clause 2.1 as Participants.

3	Offering Periods

3.1	Depending on the Plan, offerings of Shares are scheduled to take place once or twice a year, generally for periods of one month. The offering periods, the number of Shares that may be purchased or the amount that may be invested by a Participant and the purchase price per Share will be determined by the Committee and/or other bodies of the Converium group and communicated to the relevant Participants through electronic or other means (the “Grant Notice”).

3.2	The Grant Notice shall also set forth the other terms and conditions of the offering of Shares which are not specified in this Plan. In the event of any discrepancy between the terms and conditions of the Grant Notice and those of this Plan, the terms and conditions of the Grant Notice shall prevail.

4	Purchase Price for Shares

The purchase price per Share (the “Purchase Price”) will be as set forth in the Grant Notice and shall in general correspond to the closing price of the Shares on the SWX Swiss Exchange on or about the date of the Purchase Notice or the closing price of the Shares on the SWX Swiss Exchange on the beginning and/or end of the respective offering period.

5	Purchase of Shares

5.1	In order to purchase Shares, Participants will have to complete and send to the plan administrator appointed by the Committee (the “Plan Administrator”) a purchase notice (the “Purchase Notice”). Upon receipt of the duly completed Purchase Notice by the Plan Administrator, the purchase of the respective Shares will become binding on and irrevocable by the Participant.

5.2	Unless provided for differently in the Purchase Notice, the Participant shall, at the time of sending the Purchase Notice, transfer the Purchase Price to the bank account indicated in the Purchase Notice. If the purchase and/or the delivery of the Shares is, at the time of purchase, subject to stamp duty, similar tax or levy, the Participant shall, simultaneously with the transfer of the Purchase Price, also transfer the amount necessary to pay such stamp duty, similar tax or levy. The Plan Administrator will inform the Participants from time to time accordingly.

6	Delivery of Shares

6.1	The Shares will be delivered as soon as possible after receipt by the Plan Administrator

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of the Purchase Notice and with all rights (such as dividend rights) pertaining to such Shares on the date of delivery. Delivery on that date is conditional upon receipt by the Plan Administrator of a duly completed Purchase Notice and the Purchase Price applicable to the Shares purchased (as well as stamp duty, similar tax or levy, if any).

6.2	The Shares will be delivered to the securities account of the Participant opened with the Plan Administrator or its correspondent bank.

7	Vesting Period

7.1	The right to the Shares is conditional upon the Participant being an Employee on the dates specified in the Grant Notice under “Vesting”.

7.2	Disregarding the provisions of Section 7.1, the right of a Participant to the Shares shall become unconditional at the time one of the following events occurs:
7.2.1	Normal retirement of the Participant;

7.2.2	permanent disability of the Participant, as determined by the Company, or death of the Participant;

7.2.3	termination of employment based on grounds for which the employer of the Participant, the Company and/or any of its subsidiaries are solely responsible;

7.2.4	transfer of a Participant from the Company or an affiliated company to the Company or another affiliated company in another tax jurisdiction, if the Committee decides, in its sole discretion, that the right of a Participant to the Options shall become unconditional.
8	Adjustment of the Plan

8.1	In the event of a Potential Adjustment Event (as defined below), the Board of Directors shall, if deemed necessary by the Board of Directors, adjust the rights under the Plan, by applying adjustment methods customary in the market at that time. For the purposes hereof, a “Potential Adjustment Event” includes:
8.1.1	a sub-division, consolidation or reclassification of the Shares;

8.1.2	a grant or distribution to existing holders of Shares of subscription or other rights for the acquisition of Shares or other securities or rights granting the right to payment of dividends and/or the proceeds of liquidation of the Company, in any case for free or for payment (cash or other) at less than the prevailing market price as determined by the Committee;

8.1.3	a reduction of the share capital or of other securities or rights granting the right to payment of dividends and/or the proceeds of liquidation of the Company (in any case by way of a cancellation of Shares or such other securities or rights);

8.1.4	any similar event that may have a diluting or concentrative effect on the market value of the Shares;

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8.1.5	a consolidation, amalgamation or merger of the Company, in which the Company is not the continuing corporation;

8.1.6	a sale by the Company of all or substantially all of its business and / or assets to a person or entity which is not a wholly-owned subsidiary of the Company;
8.2	In the event of a Potential Adjustment Event, the Board of Directors shall also have the right to terminate the Plan and compensate Participants with unvested Shares with such cash or other compensation to the Participants as the Board of Directors shall determine in its sole discretion.
8.3	Any Additional Taxes (as defined below) that may be imposed on the Participant as a result of such a modification and/or, following such modification, a purchase of Shares, shall be borne by the Company. In this context, “Additional Taxes” means such taxes, social contributions and similar duties in excess of those which would have been borne by the Participant absent such a modification.
9	Take-over situation[1]
Upon the occurrence of a Take-over Situation (as defined below) all outstanding Shares granted shall immediately vest. For the purposes hereof, a “Take-over Situation” shall mean the conclusion of a binding tender offer for more than 33 1/3 per cent of the total voting power (whether exercisable or not) of the Company by a person (or two or more persons acting in concert), provided that the conditions, if any, for such offer have been met or waived.
10	Taxes / Social Security / Brokerage Fees

10.1	All taxes, duties and similar charges imposed or levied in connection with the purchase, holding and transfer of Shares, such as stamp duties, value added taxes, direct taxes of the Participant (excluding direct taxes imposed on the Company or the relevant employer), will be payable by the Participant.

10.2	Unless provided for differently in the Grant Notice, all payments on account of social insurance, pension fund or similar contributions to be made in connection with the purchase or holding of Shares as a result of such purchase and the transfer or disposal of Shares acquired through the purchase of Shares pursuant to this Plan will be payable by the Participant.

10.3	All brokerage fees charged by the Plan Administrator in connection with the purchase of Shares in accordance with Section 5 and the transfer of such Shares to the account of the Participant with the Plan Administrator or its correspondent bank will be borne by the Company. Brokerage fees and costs and expenses related to a later transfer or sale of such Shares will be borne by the Participant.

[1]	inserted April 20, 2004/amended by NRC on November 29, 2006

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11	Transfer Restriction

The rights and potential rights granted under the Plan may not be transferred or pledged by the Participant, except that the Board of Directors, in its absolute discretion, may permit a transfer or pledge thereof, which transfer or pledge shall become effective only upon registration thereof in the relevant register.

12	No Segregation

The Company will not and shall not be required to segregate any Shares or any cash which may at any time be used for the purposes of this Plan and the Plan shall constitute an unfunded plan of the Company.

13	Amendment and Administration of the Plan

13.1	The Board of Directors shall have the right to amend or terminate the Plan or to decide on modifications thereof in a particular case at any time. On termination, the Plan remains applicable to rights or potential rights to Shares existing at that time unless such rights or potential rights are terminated by the Board of Directors at the same time.

13.2	Unless provided for differently in this Plan, decisions with respect to this Plan shall be taken by the Committee who shall delegate administrative functions to the Plan Administrator.

13.3	The Plan Administrator shall administer the Plan and maintain a register setting out, inter alia, the details of each Participant and the number of vested and unvested Shares to which such Participant is entitled to, showing their vesting date and Purchase Price.

13.4	The Plan Administrator shall establish rules and regulations for the administration of the Plan, in particular the purchase of Shares and the sale or transfer of Shares.

14	Applicable law / jurisdiction

14.1	The Plan and the rights granted thereunder shall be subject to and governed by Swiss law.

14.2	Exclusive place of jurisdiction for all disputes arising out of or in connection with this Plan shall, to the extent legally possible, be the commercial courts of Zurich, Switzerland.

15	Acceptance of the Plan

By accepting any right or potential right to purchase Shares under this Plan or any related right, the Participant explicitly accepts the terms and conditions of the Plan, in particular the choice of law and jurisdiction clause.

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